October 14, 2005

Mr. Burton H. Snyder, Esq.
Senior Vice President, General Counsel, and Secretary

The Hershey Company
100 Crystal A Drive
Hershey, Pennsylvania 17033

      Re:	The Hershey Company
      	Registration Statement on Form S-3
      Filed September 16, 2005
      File No. 333-128375

      Form 10-K for the year ended December 31, 2004
      Filed March 7, 2005
      File No. 01-00183

      Form 10-Q for the quarters ended April 1, 2005 and July 3,
2005
      Filed March 11, 2005 and August 9, 2005

Dear Mr. Snyder:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.


2. We note that you do not include a risk factors section in either your Form S-3 or your Form 10-K. But several factors appear to merit special emphasis. For example, you rely heavily on cocoa for your business. You disclose at page 4 of the Form 10-K that the Ivory Coast, the world`s largest cocoa-producing country, has experienced continued civil unrest, resulting in volatile market conditions. While it is unclear from your disclosure what percentage of your cocoa supply in recent periods has come from the Ivory Coast, it would appear that the potential disruption of the supply from such a substantial world supplier would necessarily have an adverse impact on your business and results of operations. Include enhanced disclosure regarding what percentage of your past, current and future cocoa needs you have obtained and expect to obtain from the Ivory Coast. Also include appropriate Risk Factors disclosure to identify the risks and potential harm to your business and results of operations that could result from the uncertain political situation in that country.

Another issue deserving of Risk Factors disclosure is the substantial control wielded by your largest shareholder and its ability to determine to a large degree your corporate direction. We note for example the aborted decision to put the company up for sale several years ago.

Disclose any trends towards substantially increased leverage as well as a decreased current asset to current liability ratio, along with the potential implications on your ability to continue to borrow or to repurchase your shares in the amounts contemplated. Similarly discuss any risks relating to current and future pension plan obligations, if material. We note the substantial increase in recent contributions to your plans as well as your widespread rationalization efforts in recent periods.

To the extent that your recent acquisitions make less likely your ability to achieve your stated goals regarding increased margin, as the disclosure at page 17 of your most recent Form 10-Q suggests, consider whether this represents merely a trend worthy of disclosure in your current MD&A section or also constitutes a risk.

Lastly, if there are any particular risks associated with the debt securities you will be offering, include those in the prospectus or corresponding prospectus supplement. For example, it appears that you are entitled to continue paying dividends and to incur substantial additional debt, even if those actions make less likely your ability to satisfy the terms of the debt you are issuing.

Form S-3

Prospectus Cover Page

3. You indicate that the Debt Securities may be listed for trading.
If you are in the process of making any applications in that regard, please advise us of the status in each case. Also explain the statement at page 9 under "Legal Matters" which suggests that underwriters may already have been identified. We may have additional comments.

Documents Incorporated by Reference, page 1

4. For purposes of clarity, we suggest that you specify the periods involved and dates filed in each case. Separately list each incorporated document, including amendments.

Description of Debt Securities, page 2

5. Define "original issue discount" when you first use the term. In the case of Original Issue Discount Securities, advise us of your consideration to including an opinion as to the tax effects of such securities. Also confirm that you will file a new "clean" legality opinion with each issuance of securities, which opinion will not include the assumptions relating to the future issuance and approvals required.

Signatures

6. Rather than using initials for all signatories, please include each individual`s first name as well.

Form 10-K for the Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 16

7. We note your explanation of the lower effective tax rate in
2004
due to the adjustment to contingency reserves from the settlement of tax audits related to the deductibility and timing of certain expenses. We also note your statutory income tax reconciliations provided in the income tax footnotes to your financial statements for the years 1999 through 2004.

With regard to each of the items settled in these audits, tell us:

* the nature and amount of each item of income or expense,
* the years in which each item arose,
* the amount of the tax reserve associated with each item,
* your classification of each item as a temporary or other than temporary item as it relates to your SFAS 109 income tax disclosure,
* the effect that each such tax reserve item had in your effective income tax rate reconciliation, and
* the rationale for such classification

In addition, tell us how you have accounted for and disclosed in your financial statements and footnotes any tax benefits associated with non-qualified stock option exercises.

We may have further comment.

Off-Balance Sheet Arrangements, Contractual Obligations..., page
21

8. Make a statement as to what source(s) you expect to use to fund these obligations.

Directors and Executive Officers of the Registrant, page 76

9. Your disclosure is ambiguous with regard to several periods in the five year sketches. To the extent that there are gaps of two months or more in any sketch you include or incorporate by reference, revise to cover all periods during the five years, as Item 401 of Regulation
S-K requires.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	G. Newberry
	A. Sifford
      J. Wynn
      T. Levenberg

      via facsimile

      Rise B. Norman and Reza Odouli
      Simpson Thacher & Bartlett LLP
            (212) 455-2502

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Mr. Burton H. Snyder, Esq.
The Hershey Company
October 14, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010